Act: 1933
Section: FORM S3
Rule:
Public
Availability: 1/22/2016

No Act

CF-It

P.E. 1/4/16

January 22, 2016



Received SEC
JAN 22 2016
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pavonia Limited
Incoming letter dated January 4, 2016

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- After consummation of the Transactions, Holdco's ordinary shares will be deemed registered under the Exchange Act by operation of Rule 12g-3(c), and Holdco will be a "large accelerated filer" for purposes of Exchange Act Rule 12b-2.

- After consummation of the Transactions and before Holdco files its first annual report on Form 10-K after the Transactions, it may use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of Holdco ordinary shares are included) to register the securities covered by the Holdco Plans.

- Holdco may take into account Avago's and Broadcom's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Avago's and Broadcom's reporting histories under the Exchange Act may also be used in determining whether Holdco: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Holdco may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Adam F. Turk
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 22, 2016

Mail Stop 4561

Anthony J. Richmond
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

Re: Pavonia Limited

Dear Mr. Richmond:

In regard to your letter of January 4, 2016, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Securities Act of 1933
Forms S-3, S-4 and S-8
Section 4(a)(3)
Rule 174(b)
Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3

January 4, 2016

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attn: David Fredrickson
Associate Director and Chief Counsel

RE: Pavonia Limited with respect to Avago Technologies Limited and Broadcom Corporation

Ladies and Gentlemen:

We are writing on behalf of Pavonia Limited, a limited company organized under the laws of the Republic of Singapore ("***Holdco***"), with respect to Avago Technologies Limited, a limited company organized under the laws of the Republic of Singapore ("***Avago***"), and Broadcom Corporation, a California corporation ("***Broadcom***"), to request advice of the Staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***" or the "***SEC***") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***").

The issues arise out of the proposed acquisition of Broadcom by Avago, which will be effected in two primary steps. First, by means of a scheme of arrangement under Singapore law (the "***Avago Scheme***"), all issued ordinary shares of Avago, no par value per share ("***Avago Ordinary Shares***"), will be exchanged on a one-for-one basis for newly issued ordinary shares of Holdco, no par value per share (the "***Holdco Ordinary Shares***"). Immediately following the consummation of the Avago Scheme, two subsidiaries of Holdco will merge with and into Broadcom, with Broadcom as the surviving corporation of each such merger (such mergers, the "***Broadcom Mergers***" and, together with the Avago Scheme, the "***Transactions***"). Each of Avago and Broadcom will be indirect subsidiaries of Holdco following the consummation of the Transactions (the "***Closing***"), which is presently expected to occur in early 2016.

I. BACKGROUND INFORMATION

Avago, Broadcom, Holdco, Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands and a subsidiary of Holdco ("***Holdco LP***"), Avago Technologies Cayman Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Holdco LP ("***Intermediate Holdco***"), Avago Technologies Cayman Finance Limited, an exempted company incorporated under the laws of the Cayman Islands ("***Finance Holdco***"), Buffalo CS Merger Sub, Inc., a California corporation and wholly owned subsidiary of Finance Holdco ("***Cash/Stock Merger Sub***"), and Buffalo UT Merger Sub, Inc., a California corporation and wholly owned subsidiary of Finance Holdco ("***Unit Merger Sub***", together with Cash/Stock Merger, the "***Merger Subs***", and the Merger Subs, together with Avago, Holdco, Holdco LP, Intermediate Holdco and Finance Holdco, the "***Avago Parties***"), are parties to an Agreement and Plan of Merger, dated as of May 28, 2015 (as amended, the "***Merger Agreement***"), pursuant to which Holdco will become the ultimate parent company of Avago in accordance with the Avago Scheme and will acquire Broadcom by means of the Broadcom Mergers. The diagrams in Exhibit A hereto are included in the section of the Registration Statement (as defined below) entitled "Post-Transactions Organizational Structure—Organizational Structure" and illustrate in simplified terms the current structure of Avago and Broadcom and the expected structure of Holdco following the Closing. As indicated in that diagram, after giving effect to the Transactions, Holdco will be the parent company and will be the sole general partner of Holdco LP, with all of the other subsidiaries in the combined group, including Avago and Broadcom, as direct or indirect wholly-owned subsidiaries of Holdco LP.

A. Avago

Avago is a publicly held limited company organized under the laws of the Republic of Singapore and is a leading designer, developer and global supplier of a broad range of semiconductor devices with a focus on analog III-V based products and complex digital and mixed signal complementary metal oxide semiconductor based devices. Avago offers thousands of products that are used in end products such as smartphones, hard disk drives, computer servers, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, and factory automation and industrial equipment. Avago Ordinary Shares were registered under Section 12(b) of the Exchange Act on Form 8-A filed with the Commission on August 3, 2009 and are listed on the Nasdaq Global Select Stock Market ("***NASDAQ***") under the symbol "AVGO". Avago's reporting obligations under Sections 12(g) and 15(d) of the Exchange Act with respect to the Avago Ordinary Shares have been automatically suspended because the Avago Ordinary Shares are registered under Section 12(b) of the Exchange Act. Pursuant to Avago's memorandum and articles of association, Avago is authorized to issue an unlimited number of Avago Ordinary Shares with the prior approval of Avago's shareholders. As of September 14, 2015, 275.8 million Avago Ordinary Shares were issued with 4 holders of record and Avago's market capitalization was approximately $36 billion. Avago is a large accelerated filer under Exchange Act Rule 12b-2.

Avago, which is presently a well-known seasoned issuer, has a Form S-3 automatic shelf registration statement on file with the SEC (registration no. 333-191991) (the "***Avago S-3 ASR***"). The Avago S-3 ASR enables Avago to sell an unlimited number of Avago Ordinary Shares, debt securities, warrants, rights to purchase Avago Ordinary Shares and/or any other securities registered pursuant to the Avago S-3 ASR, purchase contracts for the purchase and sale of any securities registered pursuant to the Avago S-3 ASR and/or units consisting of any combination of the securities registered pursuant to the Avago S-3 ASR. To date, no securities have been sold pursuant to the Avago S-3 ASR. Avago has a Section 15(d) obligation with respect to the securities covered by the Avago S-3 ASR, and each of such securities will be deregistered under Section 12(g) and suspended under Section 15(d) upon the effectiveness of a Form 15 addressing such securities.

Avago also has a Form S-3 automatic shelf registration statement on file with the SEC (registration no. 333-198287) (the "***Avago Resale S-3***") covering the resale from time to time of up to $1.0 billion in aggregate principal amount of Avago's 2.0% Convertible Senior Notes due 2021 (the "***Avago Notes***") and the Avago Ordinary Shares issuable upon conversion of the Avago Notes. On June 1, 2015, the holders of the Avago Notes exercised their right to convert all of the Avago Notes. To date, no securities have been sold pursuant to the Avago Resale S-3.

The Avago Ordinary Shares constitute the only classes of securities with respect to which Avago currently has a reporting obligation under the Exchange Act. Avago is current in all of its reporting obligations under Section 13 of the Exchange Act. When Avago terminates its Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived.

B. Broadcom

Broadcom is a publicly held corporation incorporated in California and is a global leader and innovator in semiconductor solutions for wired and wireless communications. The authorized capital stock of Broadcom consists of (i) 2.5 billion shares of Class A common stock, par value $0.0001 per share ("***Broadcom Class A Shares***"), (ii) 400 million shares of Class B common stock, par value $0.0001 per share ("***Broadcom Class B Shares***" and together with Broadcom Class A Shares, "***Broadcom Common Shares***") and (iii) 6,432,161 shares of preferred stock, par value $0.0001 per share ("***Broadcom Preferred Shares***"). As of September 14, 2015, 560.7 million Broadcom Class A Shares were issued and outstanding, 48.1 million Broadcom Class B Shares were issued and outstanding and no Broadcom Preferred Shares were issued and outstanding. As of September 14, 2015, there were 750 holders of record of Broadcom Class A Shares and 113 holders of record of Broadcom Class B Shares. Like Avago, Broadcom is a large accelerated filer under Exchange Act Rule 12b-2.

Broadcom Class A Shares were registered under Section 12(g) of the Exchange Act on Form 8-A12G filed with the Commission on April 6, 1998 in connection with its initial public offering, and were registered under Section 12(b) of the Exchange Act effective August 1, 2006 when NASDAQ was registered as a national securities exchange.[1] Broadcom Class A Shares are listed on NASDAQ under the symbol "BRCM". Broadcom's reporting obligations under Sections 12(g) and 15(d) of the Exchange Act with respect to the Broadcom Class A Shares have been automatically suspended because the Broadcom Class A Shares are registered under Section 12(b) of the Exchange Act. The Broadcom Class B Shares are not and have never been registered pursuant to Section 12 of the Exchange Act.

Broadcom has a Form S-4 acquisition shelf registration statement on file with the SEC (registration no. 333-112997). The registration statement on Form S-4 enables Broadcom to issue up to 30 million Broadcom Class A Shares in one or more acquisition transactions. These transactions may include the acquisition of assets, businesses or securities by any form of business combination. To date no securities have been sold pursuant to this S-4 registration statement.

Broadcom also has a Form S-3 automatic shelf registration statement on file with the SEC (registration no. 333-197597) (the "***Broadcom S-3 ASR***"). The Broadcom S-3 ASR enables Broadcom to sell an unlimited number of Broadcom Class A Shares, Broadcom Preferred Shares and/or debt securities. No securities have been sold pursuant to the Broadcom S-3 ASR to date, other than certain series of the Broadcom Notes described below. Broadcom has a Section 15(d) obligation with respect to the securities covered by the Broadcom Avago S-3 ASR, and each of such securities will be deregistered under Section 12(g) and suspended under Section 15(d) upon the effectiveness of a Form 15 addressing such securities.

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[1] See Release No. 34-54240 (July 31, 2006) (71 FR 38935)

As of June 30, 2015, Broadcom had outstanding $1.6 billion principal amount of debt securities issued under four series of senior notes as set forth on Exhibit B (the "***Broadcom Notes***"). The Broadcom Notes were issued in offerings registered with the Commission pursuant to a Form S-4 registration statement (registration no. 333-187634), a Form S-3 registration statement (registration no. 333-157088) and pursuant to the Broadcom S-3 ASR. As of October 14, 2015, there was only one record holder of each series of the Broadcom Notes. None of the Broadcom Notes were registered or required to be registered pursuant to Section 12 of the Exchange Act. Although Broadcom is subject to reporting obligations under Section 15(d) of the Exchange Act with respect to the Broadcom Notes, such duty to file under Section 15(d) with respect to the Broadcom Notes has been automatically suspended because the Broadcom Class A Shares are registered under Section 12.

Prior to the Closing, Broadcom intends to launch cash tender offers to purchase for cash all of the outstanding Broadcom Notes and expects all or substantially all of the Broadcom Notes to be tendered in the offers and purchased conditioned upon, among other things, the closing of the Transactions. The Broadcom Notes are solely an obligation of Broadcom and are not and have not been guaranteed by any other entity. Neither Holdco nor Holdco LP will guarantee or assume any of the Broadcom Notes which may remain outstanding following completion of such tender offers. In the event that any Broadcom Notes are not tendered, Broadcom will continue to be obligated on such notes under the terms of the present indentures, subject to certain consents under the indentures in connection with the closing of the Transactions. Holdco understands that no class of the Broadcom Notes are presently held by more than 300 holders of record, and expects that circumstance to continue following completion of such tender offers. Accordingly, it is the intention of Holdco to cause the related Section 15(d) obligation to be suspended with respect to the Broadcom Notes.

The Broadcom Class A Shares constitute the only classes of securities with respect to which Broadcom currently has a reporting obligation under the Exchange Act. Broadcom is current in all of its reporting obligations under Section 13 of the Exchange Act. When Broadcom terminates its Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived.

C. Holdco and Holdco LP

Holdco represents that (i) upon the Closing, it expects that NASDAQ will file Forms 25 with the Commission to delist and deregister the Avago Ordinary Shares and the Broadcom Class A Shares under Section 12(b) of the Exchange Act, (ii) shortly following the Closing, each of Avago and Broadcom intend to file post-effective amendments to terminate all offerings and deregister any unsold securities under their respective effective registration statements and (iii) each of Avago and Broadcom intend to file a Form 15 with the Commission to immediately suspend their respective reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act with respect to the Avago Ordinary Shares, the Broadcom Class A Shares and the Broadcom Notes. Holdco also represents that Avago and Broadcom will comply with their respective reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act until the filing of such Form 15s.

Prior to the Closing, the paid-up share capital of Holdco will consist solely of two ordinary shares, no par value per share (the "***Holdco Ordinary Shares***"), held by a nominee of Avago. All of the issued shares in the capital of Holdco are duly authorized and validly issued and all such shares are owned legally and directly free and clear of any liens, pledges, security interests or other encumbrances, other than a nominee agreement. Based on the estimated number of issued Avago Ordinary Shares and outstanding Broadcom Common Shares as of immediately prior to the consummation of the Transactions, Avago estimates that, upon consummation of the Transactions, former Avago shareholders will own approximately 67% of Holdco through ownership of Holdco Ordinary Shares and former Broadcom shareholders will own approximately 33% of Holdco through the ownership of both Holdco Ordinary

Shares and Restricted Exchangeable Units (as defined below), in each case, assuming the exchange of Restricted Exchangeable Units for Holdco Ordinary Shares and that, as expected by Avago, holders of no more than 50% of Broadcom Common Shares elect to receive Restricted Exchangeable Units in the Broadcom Mergers. Based on the number of record holders of Broadcom Common Shares as of September 14, 2015, Holdco expects that the number of record holders of Holdco Ordinary Shares upon the Closing will be more than 300. Upon the Closing, Holdco is expected to have a market capitalization of approximately $58 billion based on the current trading price of Avago Ordinary Shares. After the Closing, Holdco, for the reasons discussed below and subject to confirmation by the Commission, will be considered a successor to Avago and Broadcom with respect to Rule 12(g)-3(c) of the Exchange Act.

Upon completion of the Transactions, the board of directors of Holdco is expected to have ten members, consisting of (i) eight members of the Avago board of directors immediately prior to the Closing and (ii) two members to be designated by Avago from the Broadcom board of directors prior to the Closing. Dr. Henry Samueli, the current Chairman of the Board and Chief Technical Officer of Broadcom has been selected by Avago to be one of such designees. The other designee from the Broadcom board of directors will be selected by Avago prior to Closing. Following consummation of the Transactions, it is anticipated that the current executive officers of Avago will continue to serve as executive officers of Holdco. In addition, Dr. Samueli is expected to serve as Chief Technical Officer of Holdco following Closing.

Holdco LP has two classes of units: (i) interests of the general partner, Holdco, are represented by common partnership units and (ii) interests of the limited partners are represented by exchangeable limited partnership units ("***Restricted Exchangeable Units***"). The Restricted Exchangeable Units are designed to be the economic equivalent of the Holdco Ordinary Shares. Specifically, pursuant to the terms of the partnership agreement of Holdco LP (the "***Partnership Agreement***"), each Restricted Exchangeable Unit will be entitled to distributions from Holdco LP in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdco Ordinary Share. Unless otherwise approved in writing by Holdco in its sole discretion as the general partner of Holdco LP, during the two-year period following Closing (or the one-year period following Closing if Restricted Exchangeable Units are elected with respect to 15% or less of the outstanding Broadcom Common Shares) (such one or two year period, the "***Restricted Period***"), holders of Restricted Exchangeable Units may not sell, transfer, convey, assign, pledge, grant a security interest or other lien, encumber or dispose of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in any Restricted Exchangeable Units, except for certain permitted transfers specified in the Partnership Agreement, including but not limited to transfers for charitable purposes or as charitable gifts or donations or transfers to certain persons or entities for certain estate planning purposes. However, the recipients of any such transfer would continue to be subject to the Restricted Period and the transfer, pledging, hedging and other limitations on the Restricted Exchangeable Units. The number of Restricted Exchangeable Units to be issued and the number of holders thereof will not be determinable until the Broadcom shareholders make their consideration elections under the Merger Agreement, which will occur no more than five business days prior to the closing date of the Transactions.

From and after the end of the Restricted Period, holders of the Restricted Exchangeable Units will be entitled, subject to compliance with the procedures set forth in the Partnership Agreement, to require Holdco LP to repurchase all or any portion of such holder's Restricted Exchangeable Units in exchange for Holdco Ordinary Shares, at a ratio of one Holdco Ordinary Share for each Restricted Exchangeable Unit, subject to the right of Holdco, in its capacity as the general partner of Holdco LP in its sole discretion, to cause Holdco LP to repurchase the Restricted Exchangeable Units for cash (in an amount determined in accordance with the terms of the Partnership Agreement based on the market price of Holdco Ordinary Shares) in lieu of exchanging Restricted Exchangeable Units for Holdco Ordinary

Shares. During the Restricted Period, holders of Restricted Exchangeable Units may not require Holdco LP to exchange their Restricted Exchangeable Units.

The Restricted Exchangeable Units will not be given a vote on any matter with respect to Holdco LP unless otherwise specifically provided in the Partnership Agreement (which generally provides voting rights only with respect to certain actions which adversely impact the economic equivalence of the Restricted Exchangeable Units and Holdco Ordinary Shares).

Each holder of Restricted Exchangeable Units will also have the benefit of a Voting Trust Agreement to be entered into by and among Holdco LP, Holdco and a trustee to be agreed upon by Holdco and Holdco LP (the "***Trustee***"). The Trustee will hold a non-economic voting preference share in the capital of Holdco that entitles the Trustee to a number of votes equal to the lesser of (i) the number of votes which would attach to the Holdco Ordinary Shares receivable upon the exchange of the Restricted Exchangeable Units of Holdco LP outstanding as of the record date of a Holdco shareholder meeting (other than Restricted Exchangeable Units held by Holdco or any of its subsidiaries) and (ii) a number of votes equal to 19.9% of the aggregate voting power exercisable at the time of such record date. Pursuant to the terms of the Voting Trust Agreement, the holders of Restricted Exchangeable Units direct the Trustee, as their proxy, to vote on their behalf in votes that are presented to the holders of Holdco Ordinary Shares.

The funds necessary to remit the cash consideration payable to former Broadcom shareholders, refinance Avago's and Broadcom's outstanding debt and provide working capital, will be provided by cash on hand at Avago and Broadcom and new secured lending facilities to be entered into by Intermediate Holdco expected to consist of $4.4 billion under a senior secured term loan A facility, $9.75 billion and Euro 900 million under a senior secured term loan B-1 facility, $500 million under a senior secured term loan B-2 facility loan facility and $500 million under a senior secured revolving line of credit. No debt securities will be issued in connection with the Transactions.

D. The Avago Scheme - Exchange of Avago Ordinary Shares

In connection with the Closing, pursuant to the Avago Scheme under Singapore law, all of the issued Avago Ordinary Shares will be transferred from the holders of such issued Avago Ordinary Shares to Finance Holdco, as the entity designated by Holdco to receive such issued Avago Ordinary Shares, in consideration of which Holdco shall issue to the holders of such issued Avago Ordinary Shares one fully paid Holdco Ordinary Share for each Avago Ordinary Share. The Avago Scheme has been approved by Avago shareholders and the High Court of the Republic of Singapore (the "***Singapore Court***"). The Avago Scheme will become effective on the date that the order of the Singapore Court approving the Avago Scheme is lodged with the Accounting and Corporate Regulatory Authority of Singapore, which in any event will occur immediately prior to, and in anticipation of, the closing of the Broadcom Mergers described below.

E. The Broadcom Mergers - Exchange of Broadcom Common Shares

Immediately following the effectiveness of the Avago Scheme, Cash/Stock Merger Sub will merge with and into Broadcom (the "***Cash/Stock Merger***"), with Broadcom continuing as the surviving corporation in the Cash/Stock Merger. Immediately following the effectiveness of the Cash/Stock Merger, Unit Merger Sub will merge with and into Broadcom (as the surviving corporation in the Cash/Stock Merger) (the "***Unit Merger***"), with Broadcom continuing as the surviving corporation and an indirect subsidiary of Holdco and Holdco LP.

As a result of the consummation of the Broadcom Mergers, each Broadcom Common Share will be converted into the right to receive, at the election of the holder thereof, (i) $54.50 in cash (the "***Cash Consideration***"), (ii) 0.4378 Holdco Ordinary Shares (the "***Stock Consideration***") or (iii) 0.4378 Restricted Exchangeable Units (the "***Unit Consideration***"). Receipt of the Cash Consideration or Stock Consideration will be subject to proration as described below.

Broadcom Common Shares as to which Broadcom shareholders make a valid election to receive the Cash Consideration (such shares, "***Cash Electing Shares***") and Broadcom Common Shares as to which Broadcom shareholders make a valid election to receive the Stock Consideration (such shares, "***Stock Electing Shares***") are subject to proration in order to cause the total amount of cash paid and the total number of Holdco Ordinary Shares issued to the holders of Broadcom Common Shares, as a whole, to equal as nearly as practicable the total amount of cash and number of Holdco Ordinary Shares that would have been paid and issued if 50% of the Broadcom Common Shares were Cash Electing Shares and 50% of the Broadcom Common Shares were Stock Electing Shares. Each Cash Electing Share and Stock Electing Share will be cancelled and converted into the right to receive the applicable Cash Consideration and/or Stock Consideration, as determined following the application of the proration procedures, at the effective time of the Cash/Stock Merger.

Each holder of a Broadcom Common Share who makes a valid election to receive the Unit Consideration (any such shares, "***Unit Electing Shares***"), will receive 0.4378 Restricted Exchangeable Units per Broadcom Common Share and will not be subject to proration. Each Unit Electing Share will remain outstanding as a Broadcom Common Share at the effective time of the Cash/Stock Merger and will then be converted into the right to receive the Unit Consideration at the effective time of the Unit Merger.

At or immediately after the effective time of the Cash/Stock Merger, Holdco and Holdco LP will respectively deposit with a third party exchange agent (the "***Exchange Agent***"), for the account and benefit of the holders of Broadcom Common Shares at the effective times of the Broadcom Mergers, for exchange through the Exchange Agent, certificates or book entry shares representing the full number of Holdco Ordinary Shares and Restricted Exchangeable Units, as well as the aggregate cash, to be issued or paid in the Transactions.

The mix of consideration payable to Broadcom shareholders who make elections that are subject to the proration procedures will not be known until Holdco tallies the results of the elections made by the Broadcom shareholders, which will not occur until shortly prior to the closing of the Broadcom Mergers. Depending on the final result of the Broadcom shareholder elections and the number of Broadcom shareholders, if any, who exercise their dissenters' rights under California law (whose shares will be treated as Cash Electing Shares), the mix of consideration paid to Broadcom shareholders may be adjusted.

The primary objective of the transaction consideration structure is to achieve an overall mix of consideration of approximately half cash and half equity (subject to fluctuations in the value of Holdco equity) to Broadcom shareholders, while also modifying that goal to allow any holder of Broadcom Common Shares who desires to receive securities of the surviving company in a transaction intended to constitute a tax-free exchange to achieve that result. The structure of the Transactions, including the use of multiple mergers involving Broadcom, the order in which those mergers will occur and the use of different tiers of subsidiaries of Holdco (including the holding companies set forth on Exhibit A hereto) to effect those mergers, is for the purpose of achieving the desired tax treatment for Broadcom shareholders, including those that elect to receive Restricted Exchangeable Units and intend to be long-term securityholders of the surviving company in light of the significant restrictions on those securities, and to facilitate the intended financing structure.

Avago will be considered the accounting acquirer under generally accepted accounting principles for purposes of the Transactions.[2]

F. Registration of Holdco Ordinary Shares and Restricted Exchangeable Units

As a result of the legal form of the Transactions, Holdco and Holdco LP filed a joint Registration Statement on Form S-4 with the Commission (the "***Registration Statement***"), including therein a joint proxy statement/prospectus. The Registration Statement was declared effective by the Commission on September 25, 2015, and promptly thereafter, Avago and Broadcom each filed the definitive joint proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Avago shareholders and Broadcom shareholders for approvals relating to the Avago Scheme and the Broadcom Mergers, respectively. The meetings of shareholders of Avago and Broadcom were each held on November 10, 2015, and at such meetings, among other things, the shareholders of Avago voted to approve the Avago Scheme and the shareholders of Broadcom voted to approve the Merger Agreement and the Broadcom Mergers. The Registration Statement contains or incorporates by reference extensive and detailed descriptions of the businesses of Avago and Broadcom, a detailed description of the Transactions, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year period ended November 2, 2014 and December 31, 2014, for each of Avago and Broadcom, respectively, along with unaudited interim financial statements for each of Avago and Broadcom for the most recent interim period), pro forma financial information for the combined entity with Avago as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of the financial advisors of Avago and Broadcom, information with respect to the expected directors and executive officers of Holdco and their compensation, a detailed description of the Holdco Ordinary Shares and Restricted Exchangeable Units along with a detailed comparison of the rights of holders of Avago Ordinary Shares and Broadcom Common Shares, respectively, as compared to the rights of holders of Holdco Ordinary Shares and Restricted Exchangeable Units, and risk factors related to the Transactions and the business of Holdco, among other information. Holdco and Holdco LP are current in their obligations under Section 15(d).

At the close of the Transactions, which is subject to certain closing conditions, Avago and Broadcom will be combined under Holdco and Holdco LP, each as indirect subsidiaries. Holdco Ordinary Shares are expected to be listed on NASDAQ. As of the date hereof, a number of significant conditions to the Transactions have been satisfied and Avago presently expects the Transactions to close in early 2016.

While Holdco is technically a new issuer, we note that the information that will be available concerning Holdco, Holdco LP, the Transactions and the combined business of Avago and Broadcom is at least as extensive as the information that would be available if Avago were to acquire Broadcom directly and report the Transactions on a Form 8-K.

Holdco and Holdco LP will each file a separate Form 8-K reporting the consummation of the Transactions no later than four business days following the Closing, including therein the disclosures and information required under Item 2.01 of Form 8-K and the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Although Holdco is incorporated in Singapore and Holdco LP is formed in the Cayman Islands, neither Holdco nor Holdco LP will be a foreign private issuer under Rule 3b-4(b) of the Exchange Act.

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[2] Promptly after the Closing, Holdco and Holdco LP will be renamed using the "Broadcom" name.

From and after the closing of the Transactions, Holdco will have a reporting obligation under Section 13(a) of the Exchange Act by virtue of the listing of the Holdco Ordinary Shares on a national securities exchange pursuant to Section 12(b). Holdco LP will have a reporting obligation under Section 15(d) of the Exchange Act by virtue of the Registration Statement being declared effective with respect to the Restricted Exchangeable Units, unless and until Holdco LP is eligible to terminate this obligation under the Exchange Act, including under Rule 12h-3. For so long as Holdco and Holdco LP are obligated to file periodic reports containing financial statements under the Exchange Act on Forms 10-K or 10-Q, each such reporting company will file such reports on a separate (and not combined) basis.

G. Employee Benefit Matters

Avago Ordinary Shares and other employee benefit plan interests of Avago are registered on Forms S-8 for distribution pursuant to equity plans adopted by Avago or under equity-based awards assumed by Avago in connection with prior merger, acquisition or similar transactions (collectively, the "***Avago Equity Plans***"). Avago maintains the following effective registration statements on Form S-8: nos. 333-161746, 333-169172, 333-184132, 333-193010, 333-195741, 333-196438, 333-201285 and 333-203858.

Upon the effectiveness of the Avago Scheme, each outstanding Avago share option or restricted share unit award (whether vested or unvested) will be converted into an award with respect to Holdco Ordinary Shares covering the same number of Holdco Ordinary Shares as the number of Avago Ordinary Shares that were subject to such Avago share option or restricted share unit award as of immediately prior to the Closing of the Avago Scheme (each, an "***Avago Converted Equity Award***"). The per share exercise price of such Holdco share options will be the same as the per share exercise price of the related Avago share option as of immediately prior to the Closing of the Avago Scheme. Each Avago Converted Equity Award will be subject to the same terms and conditions as were applicable to such Avago share option or restricted share unit award. The Transactions will not constitute a change in control for the purposes of any change in control or other accelerated vesting provisions under the Avago Equity Plans.

Broadcom Class A Shares and other employee benefit plan interests of Broadcom are registered on Forms S-8 for distribution pursuant to equity plans adopted by Broadcom or under equity-based awards assumed by Broadcom in connection with a merger, acquisition or similar transaction (collectively, the "***Broadcom Equity Plans***" and, together with the Avago Equity Plans, the "***Existing Plans***"). Broadcom maintains the following effective registration statements on Form S-8: nos. 333-132533, 333-172017, 333-179273, 333-179871, 333-186334, 333-193682 and 333-201759.

At the Closing, each outstanding and unvested Broadcom stock option or restricted stock unit award held by an individual who is eligible to be included on a registration statement filed by Holdco on Form S-8 will be assumed by Holdco and converted (each such as-converted equity award a "***Broadcom Converted Equity Award***") into an option to purchase a number of Holdco Ordinary Shares or an award of a number of restricted stock units of Holdco Ordinary Shares, respectively (in each case, rounded down to the nearest whole share), equal to the sum of (i) the number of Broadcom Common Shares subject to such Broadcom stock option or restricted stock unit award immediately prior to the Closing multiplied by 0.2189 plus (ii) the number of Broadcom Common Shares subject to such Broadcom stock option or restricted stock unit immediately prior to the Closing multiplied by the quotient obtained by dividing $27.25 by the volume weighted average trading price of Avago Ordinary Shares on NASDAQ, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the date of the Closing, as reported by Bloomberg, L.P. (such average trading price, the "***Avago Measurement Price***"). The exercise price per Holdco Ordinary Share for such converted Holdco options (which will be rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (i) the aggregate exercise price for the Broadcom Common Shares subject to such Broadcom stock option immediately prior to the closing of the Broadcom Mergers by (ii) the aggregate number of Holdco Ordinary Shares to be subject to such converted Broadcom stock option calculated in accordance with the immediately preceding sentence. All such Broadcom Converted Equity Awards will have the same terms and conditions as were applicable to such Broadcom stock options or restricted stock unit awards, including with respect to any applicable change in control or other accelerated vesting provisions.

At the Closing, each outstanding and vested Broadcom stock option will be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the positive difference, if any, calculated by subtracting the aggregate exercise price of such option from the product of the number of vested shares subject to such option immediately prior to the closing of the Broadcom Mergers multiplied by the sum of (i) $27.25 and (ii) the product obtained by multiplying (A) 0.2189 times (B) the Avago Measurement Price ("***Equity Award Consideration***").

At the Closing, each outstanding and vested Broadcom restricted stock unit award (including any Broadcom restricted stock unit award that becomes vested as a result of the Transactions) will be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the product of the number of shares subject to such restricted stock unit immediately prior to the closing of the Broadcom Mergers, multiplied by the Equity Award Consideration.

At the Closing, Holdco will assume the Existing Plans pursuant to which the Avago Converted Equity Awards and the Broadcom Converted Equity Awards were granted. The terms and conditions of such Existing Plans will continue to govern the Avago Converted Equity Awards and the Broadcom Converted Equity Awards, as applicable, with such confirming amendments as are necessary to reflect that the Avago Converted Equity Awards and the Broadcom Converted Equity Awards will be denominated in Holdco Ordinary Shares.

II. SUMMARY OF REQUEST FOR RELIEF

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

A. Availability of Rule 12g-3(c) and Rule 12b-2; Status as a "Large Accelerated Filer".

Holdco respectfully requests that the Staff confirm that the Holdco Ordinary Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Transactions in accordance with Rule 12g-3(c) under the Exchange Act and that Holdco may fulfill the requirements of Rule 12g-3(c) under the Exchange Act by indicating that the Holdco Ordinary Shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transactions and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. Holdco further respectfully requests that the Staff confirm that Holdco will be considered a successor to Avago and Broadcom pursuant to Exchange Act Rule 12g-3(c), and that as a successor to Avago and Broadcom, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transactions.

B. Availability of Form S-3 and S-8; Eligibility to Use Reoffer Prospectus under Form S-8 and Ability to Incorporate by Reference into Form S-4.

Holdco respectfully requests that the Staff confirm that Holdco may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 or a post-effective amendment to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by any equity plans, benefit plans, stock purchase plans or stock incentive plans adopted or assumed by Holdco, as applicable, including any Existing Plans assumed by Holdco (any such plans, the "***Holdco Plans***").

In addition, Holdco respectfully requests that the Staff confirm that upon consummation of the Transactions, Holdco may include the reporting histories and statuses of Avago and Broadcom prior to the Transactions in determining whether Holdco meets the eligibility requirements for the use of Form S-3 and S-8, including the use of a reoffer prospectus under Form S-8, and the ability to incorporate by reference into Form S-4.

C. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).

Holdco respectfully requests that the Staff confirm that, in accordance with Rule 174(b) under the Securities Act, dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act with respect to Holdco.

III. DISCUSSION AND ANALYSIS

A. Rules 12g-3(c) and 12b-2

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the Holdco Ordinary Shares, are issued to the holders of classes of securities of two or more other issuers that are each registered under Section 12 of the Exchange Act, such as the Avago Ordinary Shares and the Broadcom Common Shares, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate, on the Form 8-K report filed in connection with the succession, the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Transactions, although Holdco will be acquiring assets of an ongoing business, it will be doing so indirectly with each of Avago and Broadcom continuing as subsidiaries of Holdco. However, Holdco respectfully submits that it is clear from the no-action positions that the Staff has taken in the past that the structure of the Transactions should not prevent Holdco from being deemed to have made a "direct acquisition" of the businesses of Avago and Broadcom and thus for Holdco to be the successor to Avago for purposes of Rule 12b-2. The Staff has taken no-action positions with respect to succession in the context of transactions similar to the Transactions. *See, e.g., Medtronic, Inc, Medtronic Holdings Ltd., and Covidien plc. (available January 23, 2015); Eteris B.V., Applied Materials, Inc. and Tokyo Electron Ltd. (available September 29, 2014); Endo Health Solutions Inc. (available February 28, 2014); Perrigo Company, Perrigo Company Ltd. and Elan Corp. plc. (available December 17, 2013); Actavis, Inc. (available September 30, 2013); Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013); Tower Group, Inc. (available December 7, 2012); Eaton Corp.(available November 8, 2012); Duke Energy Corp., Duke Energy Holding Corp., Cinergy Corp.*

(available March 30, 2006); Royal Dutch Shell PLC (available May 17, 2005); Friedman, Billings, Ramsey Group Inc., FBR Asset Investment Corp., Forest Merger Corp. (available March 25, 2003); AT&T Comcast Corp. (available November 18, 2002); and ConocoPhillips (available August 23, 2002). Accordingly, we are of the opinion that, upon issuance of the Holdco Ordinary Shares and the filing of the Form 8-K described above, Holdco Ordinary Shares should be deemed registered under Section 12(b) of the Exchange Act.

As noted above, both Avago and Broadcom are large accelerated filers under Exchange Act Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Eteris; Perrigo; Actavis; Starburst II; Tower Group; Eaton; and Galileo Holding Corp. (available December 19, 2008) supra.*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the security holders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Transactions and after filing of the Form 8-K described above, the Holdco Ordinary Shares being issued in connection with the Transactions will be deemed to be registered under Section 12(b) of the Exchange Act. We further respectfully request that the Staff concur in our opinion that Holdco, as a successor to Avago and Broadcom pursuant to Exchange Act Rule 12g-3(c), will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transactions.

B. Availability of Forms S-3 and S-8; Eligibility to Use Reoffer Prospectus under Form S-8 and Ability to Incorporate by Reference into Form S-4

1. Availability of Form S-8

Holdco intends to file one or more registration statements on Form S-8 or a post-effective amendment to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the Holdco Plans. In order for such a plan to be operational upon consummation of the Transactions, and therefore to operate for the benefit of the current and former employees, directors, consultants and other participants of such plans without interruption, Holdco, subject to a favorable response to this letter, intends such registration statements or post-effective amendment to be filed and become effective in connection with the closing of the Transactions and prior to the filing by Holdco of its initial Annual Report on Form 10-K.

As stated above, both Avago Ordinary Shares and Broadcom Common Shares and other employee benefit plan interests in Avago and Broadcom are registered on Forms S-8 for distribution pursuant to the Existing Plans. Upon the effectiveness of the Transactions, all outstanding equity-based awards granted under the Avago Equity Plans and other employee benefit plan interests will become equity-based awards and employee benefit plan interests with respect to Holdco Ordinary Shares, as described above. As described in detail above, upon the effectiveness of the Transactions, (i) all outstanding and unvested equity-based awards granted under the Broadcom Equity Plans and held by an individual who is eligible to be included on a registration statement filed by Holdco on Form S-8 will be converted into an option to purchase a number of Holdco Ordinary Shares or an award of a number of restricted share units of Holdco Ordinary Shares and (ii) all outstanding and vested equity-based awards granted under the Broadcom Equity Plans (including any Broadcom restricted stock unit that becomes vested as a result of the Transactions) will be cancelled and the holder thereof will be entitled to receive cash, as described above.

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (i) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (ii) no securities will be sold or issued pursuant to such registration statements until the closing of such transaction. *See Medtronic; Actavis; Eaton; and ConocoPhillips, supra.*

Consistent with these no-action letters, Holdco will limit the opportunity to participate in the Holdco Plans subject to a Form S-8 registration statement to employees and certain qualified former employees of Avago, Broadcom and their respective subsidiaries. Such persons fall within the Form S-8 General Instruction A.1(a) definition of employees.[3] Finally, Holdco will not issue or sell any securities pursuant to the Holdco Plans under the Form S-8 registration statements prior to the consummation of the Transactions.

In view of the foregoing, including the limitations described above, we respectfully request that the Staff concur in our opinion that Holdco may file one or more registration statements on Form S-8 or a post-effective amendment to the Registration Statement (assuming a sufficient number of shares are registered in the Registration Statement) to register the securities covered by the Holdco Plans and any new or additional benefit plans, stock option plans or stock incentive plans of Holdco and allow them to become effective in connection with the closing of the Transactions. The Staff has taken this position in other cases involving similarly structured transactions. *See Medtronic; Actavis; Eaton; and ConocoPhillips, supra.*

2. Availability of Form S-3 and S-8 and Ability to Incorporate by Reference into Form S-4, Generally

Holdco respectfully requests that the Staff confirm that, upon the consummation of the Transactions, Holdco may include the prior activities and statuses of Avago and Broadcom in determining whether Holdco meets the eligibility requirements of Forms S-3 and use of a reoffer prospectus under Form S-8 and the ability to incorporate by reference into Form S-4, as applicable. General Instruction I.A.6(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if all predecessors met the conditions at the time of succession and the registrant has continued to do since the succession. Holdco intends to rely on General Instruction I.A.6(b) to Form S-3, taking into account the reporting histories of Avago and Broadcom in determining S-3 eligibility. Although, consistent with General Instruction I.A.6(b) to Form S-3, Broadcom currently meets the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4, because of its status as a foreign corporation, Avago does not currently meet the eligibility condition set forth in General Instruction I.A.1, and Holdco will not meet such condition following the Transactions. We maintain, that for the reasons stated below, Avago and Holdco should be deemed to satisfy the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.6(b).

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[3] General Instruction A.1(a) to Form S-8. Former employees of Avago, Broadcom and their respective subsidiaries who are continuing participants in the Holdco Plans (as the successor to the Avago Equity Plans and the Broadcom Equity Plans), such as disabled or former employees who have post-termination rights to exercise stock options or other equity-based awards under such plans for the remainder of the original term of the awards, will be afforded the same opportunity under the Holdco Plans to exercise stock options or other equity-based awards as is permitted under the terms of such plan. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1(a)(1), the definition of employee includes directors, officers and consultants, and references herein to "employee" include these persons.

Although Avago is organized under the laws of a foreign jurisdiction, Avago files the same reports with the Commission under Section 13(a) of the Exchange Act as a domestic registrant and satisfies all of the eligibility requirements of Form S-3 except that set forth under General Instruction I.A.1. Avago is currently deemed to meet all of the eligibility requirements of Form S-3 under General Instruction I.A.5 and is therefore currently able to take advantage of the less burdensome requirements of Form S-3. Similarly, Holdco will be entitled to the benefit of General Instruction I.A.5 following the Transactions and each of Avago and Broadcom meet the requirements of General Instruction I.A.6(b), other than due to the fact that Avago is organized in a foreign jurisdiction. We do not believe it is necessary for the protection of investors to conclude in the context of the availability of Form S-3 to successor issuers as set forth in General Instruction I.A.6(b) that the benefits of General Instruction I.A.5 should not apply. We believe that, because Broadcom meets the requirements for Form S-3, Avago is deemed to meet such requirements and Holdco will be deemed to meet such requirements, Avago and Holdco should also be deemed to meet the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.6(b) and treated as domestic registrants for this purpose. *See Medtronic; Actavis; and Eaton, supra.*

We note that the purpose of the short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that security holders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We maintain that the continued eligibility of Holdco for short-form registration following the Transactions is appropriate because both Avago and Broadcom have been reporting companies and are currently in compliance with their reporting obligations, any Form S-3 filed by Holdco prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X and the Registration Statement filed in connection with the Transactions contains extensive information concerning the Transactions. As a result, the disclosure available to investors in a Form S-3 (with the predecessor companies' historical information incorporated by reference) and a Form S-1 would not be meaningfully different and therefore, there would be no benefit to investors from preventing Holdco from availing itself of flexibility and efficiency afforded by the short-form requirements. *See Medtronic; Media General, Inc. (available November 10, 2014); Actavis; Starburst II; Tower Group; Eaton; Galileo Holding; Duke Energy; Friedman; and ConocoPhillips, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that following the consummation of the Transactions, Holdco may take into account the activities and statuses of Avago and Broadcom prior to the consummation of the Transactions in determining whether Holdco meets the eligibility conditions of Form S-3, and in determining whether Holdco "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8, and Holdco will be eligible immediately upon the consummation of the Transactions to use a reoffer prospectus under Form S-8 and, assuming Holdco meets all of the other requirements for the use of Form S-3, to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Form S-3, the use of a reoffer prospectus under Form S-8 and the ability to incorporate by reference into Form S-4 in the context of transactions similar to the Transactions. *See Medtronic; Actavis; Starburst II; Tower Group; Eaton; Galileo Holding; Duke Energy; Friedman; and ConocoPhillips, supra.*

C. Section 4(a)(3) Prospectus Delivery Requirements and Rule 174(b)

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Avago and Broadcom are currently reporting companies under the Exchange Act. Because Holdco will, immediately after the consummation of the Transactions, have, on a consolidated basis, the same assets, liabilities, business and operations as Avago and Broadcom, on a consolidated basis, immediately before the consummation of the Transactions (other than non-operational liabilities incurred to fund the payment of the aggregate Cash Consideration payable in the Transactions pursuant to credit arrangements which will be fully disclosed to holders of Holdco Ordinary Shares), and will be the successor-in-interest to Avago and Broadcom, we respectfully request that the Staff concur in our opinion that dealers of Holdco Ordinary Shares may rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transactions. *See Medtronic; Eteris; Actavis; Starburst II; LIN TV Corp. (available April 30, 2013); Eaton Corp.; Galileo Holding Corp.; Duke Energy; Royal Dutch Shell; Friedman; and ConocoPhillips, supra.*

***

For the reasons set forth above, we respectfully request that the Staff concur in each of our conclusions set forth in this letter. If you require further information please contact the undersigned at (650) 463-2643 or Alexander F. Cohen at (202) 637-2284.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Very truly yours,



Anthony J. Richmond
of LATHAM & WATKINS LLP

LATHAM&WATKINS LLP

EXHIBIT A

The following are simplified organizational charts of Avago and Broadcom immediately before the commencement of the Transactions:


Avago Public SH
Avago Technologies Ltd (Singapore)
Avago Subsidiaries
Broadcom Public SH
Broadcom Corporation (California)
Broadcom Subsidiaries

The following is an organizational chart showing the anticipated intercorporate relationships of Holdco and its material subsidiaries immediately following the consummation of the Transactions:[4]



Former Avago and Broadcom Shareholders receiving Holdco Ordinary Shares
Pavonia Limited
Former Broadcom Shareholders electing Restricted Exchangeable Units
Safari Cayman L.P.
Avago Technologies Cayman Holdings Ltd
Avago Technologies Cayman Finance Ltd
Singapore HoldCo I
Luxembourg HoldCo I
Luxembourg HoldCo II
Avago Technologies Ltd
Broadcom Corp
Avago Subsidiaries
Broadcom Subsidiaries

[4] In connection with the Transactions, Broadcom Common Shares as to which Broadcom shareholders make a valid election to receive Cash Consideration will be cancelled and converted into the right to receive the applicable Cash Consideration from the Exchange Agent.

EXHIBIT B

Broadcom Notes

	Year of Issuance	Title	Principal Amount Outstanding (in millions US$)
1.	2011	2.700% Senior Notes due 2018	500
2.	2013	2.500% Senior Notes due 2022	500
3.	2014	3.500% Senior Notes due 2024	350
4.	2014	4.500% Senior Notes due 2034	250